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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------


                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                            -----------------------

                             COMAIR HOLDINGS, INC.
                               (Name of Issuer)

                             DELTA AIR LINES, INC.
                        DELTA AIR LINES HOLDINGS, INC.
                              KENTUCKY SUB, INC.

                            -----------------------

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                            -----------------------

                                  199789 10 8
                     (CUSIP Number of Class of Securities)

                            -----------------------


                           Robert S. Harkey, Esquire
                    Senior Vice President - General Counsel
                             Delta Air Lines, Inc.
                   Hartsfield Atlanta International Airport
                            Atlanta, Georgia 30320
                                (404) 715-2387

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                            -----------------------

                                With Copies to:

                                Joseph Rinaldi
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 450-4000

                            -----------------------


                               October 22, 1999


     (Date Tender Offer First Published, Sent or Given to Security Holder)


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




         CUSIP No. 199789 10 8
--------------------------------------------

                                    14D-1/A
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1.       NAMES OF REPORTING PERSONS

         Delta Air Lines, Inc.

         IRS IDENTIFICATION NO. 58-0218548
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                             [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,072,655
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8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         22.06%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

            CUSIP No. 199789 10 8
--------------------------------------------

                                    14D-1/A
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         Delta Air Lines Holdings, Inc., a wholly owned subsidiary of Delta Air Lines, Inc.

         IRS IDENTIFICATION NO. 51-0323487
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                 [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,072,655
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         22.06%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

            CUSIP No. 199789 10 8
--------------------------------------------

                                    14D-1/A
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         Kentucky Sub, Inc., an indirect wholly owned subsidiary of
         Delta Air Lines, Inc.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                  [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         KENTUCKY
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,072,655
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         22.06%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

     This Amendment No.1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed on October 22, 1999 by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation and an indirect, wholly owned subsidiary of Delta ("Kentucky Sub") and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Delta, relating to the offer by Kentucky Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc., a Kentucky corporation ("Comair"), at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1.

     Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 10.  Additional Information

     Item 10(e) is hereby amended and supplemented as follows:

     On October 19, 1999, an action styled Schear v. Comair Corporation, et al., Index No. 99-CI-1213, was commenced by a purported Comair shareholder in the Boone County Circuit Court, Commonwealth of Kentucky. On October 22, 1999, an action styled Amend v. Comair Holdings, Inc., et al., Index No. 99-CI-01233, was commenced by a purported Comair shareholder in the same court. On October 25, 1999, an action styled Barnett v. Comair Holdings, Inc., et al., Index No. 99-CI-01242, was commenced by a purported Comair shareholder in the same court. On October 28, 1999, plaintiffs in those three actions filed a first amended consolidated class action complaint in the Boone County Circuit Court, under the caption Schear v. Comair Corporation, et al., Index No. 99-CI-1213, a copy of which is attached to this Amendment No. 1 as Exhibit
(g)(3) and is incorporated herein by reference. On October 29, 1999, the Boone County Circuit Court consolidated the three actions. The amended complaint names as defendants Comair, the members of the Comair Board and Delta and seeks to proceed on behalf of a purported class of Comair shareholders other than the defendants. It alleges that the price for Comair shares agreed to in the Merger Agreement is inadequate, that the members of the Comair Board breached their fiduciary duties to Comair shareholders by allegedly failing to thoroughly investigate the value of Comair before entering into the Merger Agreement, and that Delta purportedly aided and abetted these alleged breaches of duty, and among other things also makes other related claims against the Comair Board and Comair's financial advisor, Morgan Stanley Dean Witter. The amended complaint seeks preliminary and permanent injunctive relief against the Transaction, compensatory and/or rescissory damages in an unspecified amount and plaintiffs' costs and attorneys' fees.

     On October 28, 1999, an action styled Deutch v. Mueller, et al., Case No. A9906534, was commenced by a purported Comair shareholder in the Court of Common Pleas of Hamilton County, Ohio. A copy of the complaint is attached to this Amendment No. 1 as Exhibit (g)(4) and is incorporated herein by reference. The complaint in the Deutch action names as defendants Comair, the members of the Comair Board and Delta. It makes allegations and seeks relief substantially similar to the allegations made and relief sought in the Schear amended complaint and in the Barkley complaint.

     On October 27, 1999, plaintiff in the Barkley action filed an ex parte motion for temporary restraining order, seeking a temporary restraining order enjoining the Offer and the Merger and invalidating certain provisions of the Merger Agreement. Plaintiff in the Barkley action also sought expedited discovery. At a hearing before the Jefferson County Circuit Court on October 28, 1999, those applications were presented by the plaintiffs. On October 29, 1999, the Court issued an opinion and order denying plaintiff's motions. A copy of the opinion and order is attached to this Amendment No. 1 as Exhibit
(g)(5) and is incorporated herein by reference.

     On October 22, 1999, plaintiffs in the Schear action filed a motion for expedited discovery and preliminary injunctive relief, seeking among other things a temporary injunction preventing the closing of the Offer and directing that expedited discovery occur. Argument on plaintiffs' motion was presented by the parties at a hearing before the Boone County Circuit Court on October 29, 1999. At the conclusion of the hearing, the Court denied the motion for a preliminary injunction and overruled the motion for expedited discovery.

     Comair, the Comair Board and Delta believe that the claims asserted against them in all of the foregoing cases are without merit and intend to defend these lawsuits vigorously.

Item 11.  Material to Be Filed as Exhibits

     Item 11 is supplemented as follows:


     (g)(3) Plaintiff's First Amended Consolidated Class Action Complaint filed on October 28, 1999 in the Circuit Court of Boone County, Kentucky in an action entitled Schear v. Comair Corporation, et al.


     (g)(4) Class Action Complaint filed on October 28, 1999 in the Court of Common Pleas of Hamilton County, Ohio in an action entitled Deutch
            v. Mueller, et al.


     (g)(5) Opinion and Order in Barkley v. Comair Holdings, Inc., et al.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 1, 1999                      DELTA AIR LINES, INC.


                                      By: /s/ M. Michele Burns
                                         -----------------------------
                                         Name:  M. Michele Burns
                                         Title: Vice President and Treasurer


                                      DELTA AIR LINES HOLDINGS, INC.


                                      By: /s/ Leslie P. Klemperer
                                         -----------------------------
                                          Name:  Leslie P. Klemperer
                                          Title: Vice President and Secretary


                                      KENTUCKY SUB, INC.


                                      By: /s/ Dean C. Arvidson
                                         -----------------------------
                                         Name:  Dean C. Arvidson
                                         Title: Secretary

                                 EXHIBIT INDEX


Exhibit
  No.
-------

(g)(3) Plaintiff's First Amended Consolidated Class Action Complaint filed on October 28, 1999 in the Circuit Court of Boone County, Kentucky in an action entitled Schear v. Comair Corporation, et al.

(g)(4)  Class Action Complaint filed on October 28, 1999 in the
        Court of Common Pleas of Hamilton County, Ohio in an action entitled Deutch v. Mueller, et al.

(g)(5)  Opinion and Order in Barkley v. Comair Holdings, Inc. et al.